UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2013

Commission File Number 1-10928

INTERTAPE POLYMER GROUP INC.

9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date: May 15, 2013	By:	/s/ Bernard J. Pitz
Bernard J. Pitz, Chief Financial Officer

Exhibit 99.1

Intertape Polymer Group Reports First Quarter 2013

Adjusted EBITDA of $24.0 million increased 18.4% over last year

MONTREAL, QUEBEC and BRADENTON, FLORIDA – May 15, 2013 - Intertape Polymer Group Inc. (TSX:ITP) (“Intertape” or the “Company”) today released results for the first quarter ended March 31, 2013. All amounts are denominated in US dollars unless otherwise indicated.

First Quarter 2013 Highlights:

•	Gross margin increased to 19.5% from 16.3% in the first quarter of 2012

•	Adjusted EBITDA of $24.0 million increased 18.4% over the first quarter of 2012

•	Cash flows from operating activities before changes in working capital of $19.1 million

•	Adjusted fully diluted EPS of $0.24 compared to $0.14 in the first quarter of 2012

•	Completed initiatives announced in June 2012 to consolidate and optimize manufacturing operations

•

Recorded $26.0 million charge in the first quarter of 2013 related to the previously announced relocation and modernization of the Columbia, South Carolina manufacturing operation with expected annual savings of more than $13 million starting in the first half of 2015 with the first full year effects to be realized in 2016

Other Announcements:

•	Semi-annual dividend of USD$0.08 per share paid in April

•	Notice of Redemption issued for an additional $20 million of Senior Subordinated Notes (“Notes”) to occur in June 2013

“We are very pleased with gross margin of 19.5% on relatively stable sales volume. We achieved this upper level of our expected gross margin range as a result of continued progress made on our gross margin improvement initiatives,” stated Intertape President and Chief Executive Officer, Greg Yull.

“At the end of the first quarter of 2013, the debt to trailing 12-month adjusted EBITDA ratio was 1.7 compared to 2.8 for the same period last year. This improvement allows us to significantly increase our capital expenditures with confidence over the next two years as we invest for the future. The planned redemption of another $20 million of Notes in June will further lower our average cost of debt.

“At the end of June 2012, we announced some important initiatives concerning three of our facilities. Production ceased in Richmond, Kentucky in the fourth quarter of 2012, and production of shrink film in Truro, Nova Scotia ceased in the first quarter of 2013 and was consolidated in Tremonton, Utah. As indicated before, we expect a positive contribution to adjusted EBITDA of approximately $5 million in 2013, and approximately $6 million annually thereafter, as a result of these initiatives,” concluded Mr. Yull.

Revenue for the first quarter of 2013 was $196.7 million, a 1.1% decrease compared to $198.9 million for the first quarter of 2012 and a 3.9% sequential increase compared to $189.3 million for the fourth quarter of 2012. Revenue was lower in the first quarter of 2013 compared to the first quarter of 2012 due to a decrease in selling prices including the impact of product mix, partially offset by a slight increase in sales volume. Revenue was higher in the first quarter of 2013 compared to the fourth quarter of 2012 primarily due to an increase in selling prices including the impact of product mix as well as an increase in sales volume of approximately 1%.

Selling prices, including the impact of product mix, decreased approximately 1% in the first quarter of 2013 compared to the first quarter of 2012. The decrease was primarily due to a shift in the mix of the products sold, partially offset by an increase in selling prices. Selling prices, including the impact of product mix, increased approximately 3% in the first quarter of 2013 compared to the fourth quarter of 2012. The increase was primarily due to a shift in the mix of products sold and, to a lesser extent, higher selling prices.

Gross profit totalled $38.3 million in the first quarter of 2013, an increase of 18.2% from $32.4 million in the first quarter of 2012 and an increase of 8.7% from $35.2 million in the fourth quarter of 2012. Gross margin was 19.5%, 16.3% and 18.6% in the first quarter of 2013, in the first quarter of 2012 and in the fourth quarter of 2012, respectively.

When compared to the first quarter of 2012, gross profit and gross margin increased primarily due to an improvement in the spread between selling prices and raw material costs as well as the impact of manufacturing cost reductions. When compared to the fourth quarter of 2012, the increase in gross profit and gross margin was primarily due to manufacturing cost reductions and improved product mix.

Selling, general and administrative expenses (“SG&A”) totalled $23.0 million for the first quarter of 2013 compared to $18.4 million in the first quarter of 2012 and $20.8 million in fourth quarter of 2012. As a percentage of revenue, SG&A was 11.7%, 9.2% and 11.0% for the first quarter of 2013, the first quarter of 2012 and the fourth quarter of 2012, respectively. SG&A was $4.6 million greater in the first quarter of 2013 compared to the first quarter of 2012 primarily due to a $1.7 million increase in stock-based compensation expense, a provision with respect to the resolution of a contingent liability and higher variable compensation expense related to higher adjusted EBITDA. The increase in stock-based compensation expense was related to the impact of an increase in the Company’s share price on Stock Appreciation Rights (“SAR”) expense. When compared to the fourth quarter of 2012, SG&A increased by $2.1 million primarily due to the provision with respect to the resolution of a contingent liability and a $0.9 million increase in stock-based compensation expense related to SAR expense.

Adjusted EBITDA was $24.0 million for the first quarter of 2013, $20.2 million for the first quarter of 2012 and $21.4 million for the fourth quarter of 2012. The increase in adjusted EBITDA in the first quarter of 2013 compared with both prior periods is primarily due to higher gross profit, as discussed above.

Net loss for the first quarter of 2013 totalled $15.8 million as compared to net earnings of $7.7 million for the first quarter of 2012, and net earnings of $5.7 million for the fourth quarter of 2012. The decrease in net earnings for the first quarter of 2013 compared with both periods was primarily due to $27.2 million of manufacturing facility closures, restructuring and other related charges recorded in the first quarter of 2013, partially offset by increased gross profit, as discussed above. As previously announced in February, this charge primarily relates to the relocation and modernization of the Company’s Columbia, South Carolina manufacturing operation.

Adjusted net earnings amounted to $15.0 million for the first quarter of 2013, $8.4 million for the first quarter of 2012 and $10.0 million for the fourth quarter of 2012, respectively. Adjusted net earnings for the first quarter of 2013 increased as compared to both periods primarily due to higher gross profit and lower interest costs.

Adjusted fully diluted earnings per share for the first quarter of 2013 was $0.24 per share ($0.26 loss unadjusted), $0.14 per share ($0.13 unadjusted) for the first quarter of 2012 and $0.16 per share ($0.09 unadjusted) for the fourth quarter of 2012.

For a reconciliation of non-generally accepted accounting principles (“GAAP”) financial measures to their most directly comparable GAAP financial measures, see the Non-GAAP Financial Measures section below.

Cash flows from operations before changes in working capital items decreased in the first quarter of 2013 by $1.0 million to $19.1 million from $20.1 million in the first quarter of 2012 and decreased $0.4 million compared to the fourth quarter of 2012. The decrease in cash flows from operations before changes in working capital for the first quarter of 2013 compared to both the first quarter of 2012 and the fourth quarter of 2012 is primarily due to higher cash costs related to manufacturing facility closures, restructuring and other related charges, partially offset by higher gross margin.

The Company had total cash and loan availability of $69.7 million as of March 31, 2013, $54.7 million as of December 31, 2012 and $81.5 million as of March 31, 2012. The increase of $14.9 million in total cash and loan availability between December 31, 2012 and March 31, 2013 was due to an $11.5 million increase in the borrowing base combined with a decrease of $3.5 million in the total draw. The $11.5 million increase in the borrowing base was primarily due to an increase in trade receivables. As of March 31, 2013 debt was $149.8 million compared to $199.1 million as of March 31, 2012.

The Company had cash and loan availability under its ABL facility exceeding $61 million as of May 14, 2013.

Outlook

The Company intends to continue to focus on developing and selling higher margin products, reducing variable manufacturing costs, executing on the previously announced manufacturing plant initiatives and optimizing its debt structure. As a result, the Company anticipates the following:

•	Revenue for the second quarter of 2013 is expected to be slightly lower than the first quarter of 2013;

•	Gross margin for the second quarter of 2013 is expected to be slightly higher than the first quarter of 2013;

•	Adjusted EBITDA for the second quarter of 2013 is expected to be slightly higher than the first quarter of 2013;

•

Capital expenditures expected to be $19 to $22 million for the second quarter of 2013, $48 to $54 million for total 2013, and $21 to $26 million in 2014. These amounts include capital expenditures for the manufacturing rationalization projects set forth in the table below;

•

Total debt at June 30, 2013 is expected to be higher than at March 31, 2013 due to an increase in capital expenditures and payment of a dividend. However, the announced $20.0 million redemption of the Notes on June 27, 2013 is expected to result in a lower average cost of debt as of June 30, 2013 as compared to prior periods. The remaining Notes are expected to be redeemed later in 2013; and

•

The Company recently ceased production at its Richmond, Kentucky manufacturing facility as well as shrink film production at its Truro, Nova Scotia facility. Cash savings related to these projects are expected to total $5 million in 2013 and approximately $6 million annually in future years. The Company plans to relocate and modernize its Columbia, South Carolina manufacturing operation with state—  of—  the—  art equipment in a new facility. The Company anticipates total annual cash savings in excess of $13 million starting in the first half of 2015 with the first full year effects in 2016. Estimated restructuring expenses and cash flows for these projects are summarized below.

Manufacturing Rationalization Projects

(in millions of US dollars)

(Unaudited)

	South Carolina Project
	2012 Q4	2013			After 2013
		Q1	Q2	2nd Half		Total
	Actual	Actual	Est.	Est. Range	Est. Range
Impact on statement of earnings (loss):
Non-cash charges	—	23.5	—	—	—	23.5
Charges related to equipment moves, severance and environmental	—	2.5	0.3	1 - 2	5 - 7	8.8 - 11.8

Total	—	26.0	0.3	1 - 2	5 - 7	32.3 - 35.3

Timing of cash outflows:
Capital expenditures (including real estate $14.5 to $16.0)	2.7	—	14.8	10 -13	12 -14	39.5 - 44.5
Cash outflows for equipment moves, severance and environmental	—	—	0.1	0 - 1	9 - 11	9.1 - 12.1

Total	2.7	—	14.9	10 -14	21 -25	48.6 - 56.6

	All Manufacturing Rationalization Projects including South Carolina Project
	2012 Q4	2013			After 2013
		Q1	Q2	2nd Half		Total
	Actual	Actual	Est.	Est. Range	Est. Range
Impact on statement of earnings (loss):
Non-cash charges, net of asset impairment recoveries	1.3	23.3	0.1	—	—	24.7
Charges related to equipment moves, severance and environmental	1.9	3.9	0.8	2 - 3	5 - 7	13.6 - 16.6

Total	3.2	27.2	0.9	2 - 3	5 - 7	38.3 - 41.3

Timing of cash outflows:
Capital expenditures including real estate	5.0	2.1	15.7	12 - 15	14 - 16	48.8 - 53.8
Cash outflows for equipment moves, severance and environmental	1.9	1.7	0.7	1 - 2	8 - 11	13.3 - 17.3

Total	6.9	3.8	16.4	13 - 17	22 - 27	62.1 - 71.1

Note Redemption

Intertape Polymer US Inc., a wholly—  owned subsidiary of Intertape, has issued a notice of redemption for $20.0 million aggregate principal amount of its outstanding 8 1/2% Notes due August

2014. The notional amount of Notes outstanding after this redemption will be $18.7 million. A charge of $0.2 million will be recorded in the second quarter of 2013 due to the write-off of unamortized debt issue costs related to the redemption of the Notes.

A notice of redemption (the “Redemption Notice”) pursuant to the terms of the Indenture governing the Notes has been distributed by the Company. The Redemption Notice issued yesterday states that the redemption date is June 27, 2013 (the “Redemption Date”), and the redemption price is 100% of the par value of the Notes redeemed (“Redemption Payment”), plus accrued and unpaid interest to the Redemption Date. The Redemption Payment will be paid promptly following the later of the Redemption Date or the time of surrender of the Notes called for redemption to Wilmington Trust Company. Questions regarding the redemption should be directed to Wilmington Trust Company, by telephone at (203) 453-4130 or by facsimile at (203) 453-1183.

This announcement does not constitute a Notice of Redemption or an offer to buy or sell or the solicitation of an offer to sell or buy any securities in any jurisdiction. The securities mentioned herein have not been and will not be qualified for sale to the public under applicable Canadian or United States securities laws and, accordingly, any offer and sale of the securities in Canada or the United States will be made on a basis which is exempt from the prospectus requirements of such securities laws.

Non-GAAP Financial Measures

EBITDA, adjusted EBITDA, free cash flows, adjusted net earnings (loss) and adjusted earnings (loss) per share are not GAAP measures. Whenever Intertape uses such non-GAAP measures, it will provide a reconciliation of non-GAAP financial measures to the most closely applicable GAAP financial measure. Investors and other readers are encouraged to review the related GAAP financial measures and the reconciliation of non-GAAP measures to their most closely applicable GAAP measure set forth below and should consider non-GAAP measures only as a supplement to, not as a substitute for or as a superior measure to, measures of financial performance prepared in accordance with GAAP.

EBITDA

A reconciliation of the Company’s EBITDA, a non-GAAP financial measure, to GAAP net earnings (loss) is set out in the EBITDA reconciliation table below. EBITDA should not be construed as earnings (loss) before income taxes, net earnings (loss) or cash flows from operating activities as determined by GAAP. The Company defines EBITDA as net earnings (loss) before (i) interest and other (income) expense; (ii) income tax expense (benefit); (iii) refinancing expense, net of amortization; (iv) amortization of debt issue expenses; (v) amortization of intangible assets; and (vi) depreciation of property, plant and equipment. Adjusted EBITDA is defined as EBITDA before (i) manufacturing facility closures, restructuring and other related charges; (ii) stock-based compensation expense; (iii) impairment of goodwill; (iv) impairment of long-lived assets and other assets; (v) write-down on assets classified as held-for-sale; and (vi) other items as disclosed. The terms “EBITDA” and “adjusted EBITDA” do not have any standardized meanings prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers. EBITDA and adjusted EBITDA are not measurements of financial performance under GAAP and should not be considered as alternatives to cash flows from operating activities or as alternatives to net earnings (loss) as indicators of the Company’s operating performance or any other measures of performance derived in accordance with GAAP. The Company has included these non-GAAP financial measures because it believes that it permits investors to make a more meaningful comparison of the Company’s performance between periods presented. In addition, EBITDA and adjusted EBITDA are used by Management and the Company’s lenders in evaluating the Company’s performance.

EBITDA AND ADJUSTED EBITDA RECONCILIATION TO NET EARNINGS (LOSS)

(in millions of US dollars)

(Unaudited)

	Three months ended
	March 31, 2013	December 31, 2012	March 31, 2012
	$	$	$
Net earnings (loss)	(15.8)	5.7	7.7
Add back: Interest and other (income) expense	1.9	3.5	3.8
Income tax expense (benefit)	0.4	0.5	0.4
Depreciation and amortization	7.1	7.6	7.6

EBITDA	(6.4)	17.3	19.6
Manufacturing facility closures, restructuring, and other related charges	27.2	3.2	0.5
Stock-based compensation expense	1.8	0.9	0.1
Provision related to resolution of a contingent liability	1.3	—	—

Adjusted EBITDA	24.0	21.4	20.2

Adjusted Net Earnings (Loss)

A reconciliation of the Company’s adjusted net earnings (loss), a non-GAAP financial measure, to GAAP net earnings (loss) is set out in the adjusted net earnings (loss) reconciliation table below. Adjusted net earnings (loss) should not be construed as net earnings (loss) as determined by GAAP. The Company defines adjusted net earnings (loss) as net earnings (loss) before (i) manufacturing facility closures, restructuring, and other related charges; (ii) stock-based compensation expense; (iii) impairment of goodwill; (iv) impairment of long-lived assets and other assets; (v) write-down on assets classified as held-for-sale; (vi) other items as disclosed; and (vii) income tax effect of these items. The term “adjusted net earnings (loss)” does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. Adjusted net earnings (loss) is not a measurement of financial performance under GAAP and should not be considered as an alternative to net earnings (loss) as an indicator of the Company’s operating performance or any other measures of performance derived in accordance with GAAP. The Company has included this non-GAAP financial measure because it believes that it permits investors to make a more meaningful comparison of the Company’s performance between periods presented. In addition, adjusted net earnings (loss) is used by Management in evaluating the Company’s performance because it believes it provides a more accurate indicator of the Company’s performance.

Adjusted earnings (loss) per share is also presented in the following table and is a non-GAAP financial measure. Adjusted earnings (loss) per share should not be construed as earnings (loss) per share as determined by GAAP. The Company defines adjusted earnings (loss) per share as adjusted net earnings (loss) divided by the weighted average number of common shares outstanding, both basic and diluted. The term “adjusted earnings (loss) per share” does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. Adjusted earnings (loss) per share is not a measurement of financial performance under GAAP and should not be considered as an alternative to earnings (loss) per share as an indicator of the Company’s operating performance or any other measures of performance derived in accordance with GAAP. The Company has included this non-GAAP financial measure because it believes that it permits investors to make a more meaningful comparison of the Company’s performance between periods presented. In addition, adjusted earnings (loss) per share is used by Management in evaluating the Company’s performance because it believes it provides a more accurate indicator of the Company’s performance.

ADJUSTED NET EARNINGS RECONCILIATION TO NET EARNINGS (LOSS)

(in millions of US dollars except per share amounts and share numbers)

(Unaudited)

	Three months ended
	March 31, 2013	December 31, 2012	March 31, 2012
	$	$	$
Net earnings (loss)	(15.8)	5.7	7.7
Add back:
Manufacturing facility closures, restructuring, and other related charges	27.2	3.2	0.5
Stock-based compensation expense	1.8	0.9	0.1
Provision related to resolution of a contingent liability	1.3	—	—
Less: income tax expense related to the above items	0.5	0.2	—

Adjusted net earnings	15.0	10.0	8.4

Earnings (loss) per share
Basic	(0.26)	0.10	0.13
Diluted	(0.26)	0.09	0.13

Adjusted earnings per share
Basic	0.25	0.17	0.14
Diluted	0.24	0.16	0.14
Weighted average number of common shares outstanding for adjusted net earnings per share calculation
Basic	59,692,751	59,316,858	58,961,050
Diluted	61,394,227	61,036,145	60,156,176

FREE CASH FLOWS RECONCILIATION

(in millions of US dollars)

(Unaudited)

	Three months ended
	March 31, 2013	December 31, 2012	March 31, 2012
	$	$	$
Cash flows from operating activities	7.1	31.8	6.8
Less purchases of property, plant and equipment, and other assets	(5.8)	(9.2)	(4.7)

Free cash flows	1.3	22.6	2.1

New or Amended Accounting Standards

On January 1, 2013, the amendments to IAS 19, Employee Benefits, became effective and required retrospective application to operating results for fiscal years 2012 and 2011. As such, the unaudited interim condensed consolidated financial statements for the three months ended March 31, 2013 reflect the Company’s adoption of this guidance and include corresponding comparative information for 2012. See the Section entitled “Pension and Other Post-Retirement Benefit Plans” of the Management’s Discussion and Analysis and Note 3 – Pension and Other Post-Retirement Benefit Plans of the unaudited interim condensed consolidated financial statements for the three months ended March 31, 2013 for a summary of the impact of the adoption of this guidance on the Company’s financial results.

Conference Call

A conference call to discuss Intertape’s 2013 first quarter results will be held Wednesday, May 15, 2013, at 10 A.M. Eastern Time. Participants may dial 800-926-5093 (U.S. and Canada) and 1-212-231-2915 (International).

You may access a replay of the call by dialing 800-633-8284 (U.S. and Canada) or 1-402-977-9140 (International) and entering the Access Code 21656185. The recording will be available from May 15, 2013 at 12:00 P.M. until June 14, 2013 at 11:59 P.M. Eastern Time.

About Intertape Polymer Group Inc.

Intertape Polymer Group Inc. is a recognized leader in the development, manufacture and sale of a variety of paper and film-based pressure sensitive and water activated tapes, specialized polyolefin films, woven fabrics and complementary packaging systems for industrial and retail use. Headquartered in Montreal, Quebec and Bradenton, Florida, the Company employs approximately 1,800 employees with operations in 16 locations, including 10 manufacturing facilities in North America and one in Europe.

Safe Harbor Statement

This press release contains “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of United States federal securities legislation (collectively, “forward-looking statements”). All statements other than statements of historical facts included in this press release, including statements regarding the Company’s industry, prospects, plans, financial position and business strategy, may constitute forward-looking statements. These forward-looking statements are based on current expectations, estimates, forecasts and projections about the industries in which the Company operates as well as beliefs and assumptions made by the Company’s management. Words such as “may,” “will,” “expect,” “continue,” “intend,” “estimate,” “anticipate,” “plan,” “foresee,” “believe” or “seek” or the negatives of these terms or variations of them or similar terminology are intended to identify such forward-looking statements. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, these statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Such statements are also subject to assumptions concerning, among other things: the Company’s anticipated business strategies; anticipated savings from the Company’s manufacturing plant rationalization initiatives;

anticipated trends in the Company’s business; anticipated cash flows from the Company’s operations; availability of funds under the Company’s Asset-Based Loan facility; and the Company’s ability to continue to control costs. The Company can give no assurance that these estimates and expectations will prove to have been correct. Actual outcomes and results may, and often do, differ from what is expressed, implied or projected in such forward-looking statements, and such differences may be material. Readers are cautioned not to place undue reliance on any forward-looking statement. For additional information regarding some important factors that could cause actual results to differ materially from those expressed in these forward-looking statements and other risks and uncertainties, and the assumptions underlying the forward-looking statements, you are encouraged to read “Item 3. Key Information - Risk Factors” in the Company’s annual report on Form 20-F for the year ended December 31, 2012 and the other factors contained in the Company’s filings with the Canadian securities regulators and the US Securities and Exchange Commission. Each of these forward-looking statements speaks only as of the date of this press release. The Company will not update these statements unless applicable securities laws require it to do so.

FOR FURTHER INFORMATION PLEASE CONTACT:

MaisonBrison Communications

Rick Leckner/Pierre Boucher

514-731-0000

Intertape Polymer Group Inc.

Consolidated Earnings (Loss)

Periods ended March 31,

(In thousands of US dollars, except per share amounts)

	Three months ended (Unaudited)
	2013	2012
	$	$
Revenue	196,695	198,912
Cost of sales	158,389	166,505

Gross profit	38,306	32,407

Selling, general and administrative expenses	22,959	18,373
Research expenses	1,602	1,519

	24,561	19,892

Operating profit before manufacturing facility closures, restructuring and other related charges	13,745	12,515

Manufacturing facility closures, restructuring and other related charges	27,201	546

Operating profit (loss)	(13,456)	11,969

Finance costs
Interest	1,753	3,355
Other expense	160	473

	1,913	3,828

Earnings (loss) before income tax expense (benefit)	(15,369)	8,141
Income tax expense (benefit)
Current	751	493
Deferred	(312)	(61)

	439	432

Net earnings (loss)	(15,808)	7,709

Earnings (loss) per share
Basic	(0.26)	0.13

Diluted	(0.26)	0.13

Intertape Polymer Group Inc.

Consolidated Comprehensive Income (Loss)

Periods ended March 31,

(In thousands of US dollars)

	Three months ended (Unaudited)
	2013	2012
	$	$
Net earnings (loss)	(15,808)	7,709

Other comprehensive income (loss)
Changes in fair value of forward foreign exchange rate contracts, designated as cash flow hedges (net of deferred income tax expense of nil, nil in 2012)	—	338
Settlements of forward foreign exchange rate contracts, transferred to earnings (net of income tax expense of nil, nil in 2012)	—	199
Change in cumulative translation adjustments	(1,994)	1,838

Items that will be reclassified subsequently to net earnings (loss)	(1,994)	2,375

Other comprehensive income (loss)	(1,994)	2,375

Comprehensive income (loss) for the period	(17,802)	10,084

Intertape Polymer Group Inc.

Consolidated Cash Flows

Periods ended March 31,

(In thousands of US dollars)

	Three months ended (Unaudited)
	2013	2012
	$	$
OPERATING ACTIVITIES
Net earnings (loss)	(15,808)	7,709
Adjustments to net earnings (loss)
Depreciation and amortization	7,093	7,588
Income tax expense	439	432
Interest expense	1,753	3,355
Charges in connection with manufacturing facility closures, restructuring and other related charges	23,295	386
Write-down of inventories, net	—	26
Stock-based compensation expense	1,840	143
Pension and other post-retirement benefits expense	761	756
(Gain) loss on foreign exchange	(100)	232
Other adjustments for non-cash items	(114)	200
Income taxes (paid) refunded, net	474	(1)
Contributions to defined benefit plans	(574)	(771)

Cash flows from operating activities before changes in working capital items	19,059	20,055

Changes in working capital items
Trade receivables	(11,986)	(10,609)
Inventories	(2,703)	(4,146)
Parts and supplies	(149)	(305)
Other current assets	3,068	2,463
Accounts payable and accrued liabilities	(3,791)	(217)
Provisions	3,626	(459)

	(11,935)	(13,273)

Cash flows from operating activities	7,124	6,782

INVESTING ACTIVITIES
Payments on the settlements of forward foreign exchange rate contracts	—	(200)
Purchase of property, plant and equipment	(5,825)	(4,732)
Proceeds from disposals of property, plant and equipment and other assets	1,645	20
Restricted cash and other assets	64	(28)
Purchase of intangible assets	—	(7)

Cash flows from investing activities	(4,116)	(4,947)

FINANCING ACTIVITIES
Proceeds from long-term debt	11,087	20,626
Repayment of long-term debt	(12,831)	(14,605)
Payments of debt issue costs	(14)	(1,447)
Interest paid	(2,533)	(5,677)
Proceeds from exercise of stock options	1,285	—

Cash flows from financing activities	(3,006)	(1,103)

Net increase in cash	2	732
Effect of foreign exchange differences on cash	(97)	111
Cash, beginning of period	5,891	4,345

Cash, end of period	5,796	5,188

Intertape Polymer Group Inc.

Consolidated Balance Sheets

As of

(In thousands of US dollars)

	March 31, 2013 (Unaudited)	December 31, 2012 (Audited)
	$	$
ASSETS
Current assets
Cash	5,796	5,891
Trade receivables	87,611	75,860
Other receivables	3,161	5,163
Inventories	94,131	91,910
Parts and supplies	13,238	14,442
Prepaid expenses	4,597	5,701

	208,534	198,967
Property, plant and equipment	158,935	185,592
Other assets	3,678	3,597
Intangible assets	1,790	1,980
Deferred tax assets	35,600	36,016

Total assets	408,537	426,152

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	75,939	76,005
Provisions	2,619	1,526
Installments on long-term debt	11,419	9,688

	89,977	87,219
Long-term debt	138,398	141,611
Pension and other post-retirement benefits	40,960	40,972
Provisions	4,377	1,891
Other liabilities	1,651	625

	275,363	272,318

SHAREHOLDERS’ EQUITY
Capital stock	354,374	351,702
Contributed surplus	15,655	16,386
Deficit	(238,069)	(217,462)
Accumulated other comprehensive income	1,214	3,208

	133,174	153,834

Total liabilities and shareholders’ equity	408,537	426,152